United States securities and exchange commission logo





                               December 14, 2022

       Patrick Gadson
       Partner
       Vinson & Elkins LLP
       1114 Avenue of the Americas
       32nd Floor
       New York, New York 10036

                                                        Re: REPUBLIC FIRST
BANCORP INC
                                                            PREC14A filed
December 8, 2022
                                                            SEC File 0-17007

       Dear Patrick Gadson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       All capitalized terms have the same meaning as in the proxy statement.

       PREC14A filed December 8, 2022

       Shareholder Proposals and Nominations for the 2023 Annual Meeting, page
44

   1. In the first paragraph of this section, you disclose that, for timing of proposals submitted to the Company, the
2023 Annual Meeting is expected to be more than 30 days from the anniversary of the
current 2022 Annual Meeting. Since this is also relevant for purposes of the deadlines set
forth in Rule 14a-19 and referenced in the last paragraph of this section, please repeat
the disclosure there.
       General

   2. Briefly describe the basis upon which the Company concluded that the Norcross Group nominations are
invalid. See Compliance and Disclosure Interpretation 139.05 under
                                                        "Proxy Rules and
Schedules 14A/14C" at https://www.sec.gov/corpfin/proxy-rules-
                                                        schedules-14a-14c-cdi.
 Patrick Gadson
Vinson & Elkins LLP
December 14, 2022
Page 2
3. Describe the risks to shareholders voting on the Company's proxy card if the dissident nominations are deemed valid in the court challenge currently pending in Pennsylvania.
         That is, disclose that in that case, the Company must discard any previously-solicited proxy cards that do not include the dissident nominees and may need to delay the annual meeting to allow time for shareholders to receive and consider the new proxy materials, which will need to include a universal proxy card. See Compliance and Disclosure
         Interpretation 139.05 under "Proxy Rules and Schedules 14A/14C" at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi. In addition, please note
         that in those circumstances, the Company will also need to revise the proxy statement to comply with all aspects of Schedule 14A and Rule 14a-19 applicable to a proxy contest subject to that provision.
4. Please update the proxy statement to reflect the transaction recently proposed by the
         Norcross Group and disclosed in its Schedule 13D/A filed December 9, 2022.
Form of Proxy, page A-4

5. Refer to proposal 1 on the form of proxy card. The reference to being able to withhold authority for more than one "nominee(s)" (in the plural) does not appear applicable here, where there are only two nominees. Please revise.
6. We note the following disclosure on the form of proxy card, following proposal 4:
         "NOTE: Such other business as may properly come before the meeting or any adjournment thereof." It is unclear what such disclosure refers to. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNamePatrick Gadson                              Sincerely,
Comapany NameVinson & Elkins LLP
                                                              Division of
Corporation Finance
December 14, 2022 Page 2                                      Office of Mergers
& Acquisitions
FirstName LastName